FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2004

CANON INC.

(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐  No  ☑

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC. (Registrant)
Date December 27, 2004
	By	/s/ Hiroshi Kawashimo (Signature)*
Hiroshi Kawashimo General Manager, Finance Division Canon Inc.

* Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice regarding the dividend for fiscal year ending December 2004 (the 104th Business Term) (media release)

Notice regarding the dividend for fiscal year ending December 2004 (the 104th Business Term)

At a Board of Directors meeting held on December 24, 2004, a decision was made to propose the following year-end dividend for the fiscal year ending December 2004 (the 104th Business Term) at the Ordinary General Meeting of Shareholders to be held in late March 2005.

1. Reason for Dividend Revision

Since record consolidated and non-consolidated financial results are expected for the fiscal year ending December 2004, and in response to continued shareholder support, the following upward revision was made to the year-end dividend projection for one share.

2. Details of the Revision

	Mid-term	Year-end	Full Year
Previous Projection (July 28, 2004)	25.00 yen	25.00 yen	50.00 yen
Current Revision	25.00 yen	40.00 yen	65.00 yen
(For reference) Previous Year’s Result	15.00 yen	35.00 yen	50.00 yen

Canon Inc.
December 24, 2004